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                                                                  EXHIBIT (b)(4)


                                 NORTHERN FUNDS

                             BY-LAW AMENDMENT NO. 3
                          ADOPTED ON SEPTEMBER 15, 1999

                                    ARTICLE 5

                          OFFICES, FISCAL YEAR AND SEAL

                                      * * *



RESOLVED, that Section 5.1 of the By-Laws of Northern Funds be, and hereby is, amended and restated as set forth below:

         5.1 Offices. The Trust shall maintain an office of record in Boston, Massachusetts, which office may be the office of any resident agent appointed by the Trust if located in that city. The Trust may maintain one or more other offices, including its principal office, outside of Massachusetts, in such cities as the Trustees may determine from time to time. Unless the Trustees otherwise determine, the principal office of the Trust shall be located in Chicago, Illinois.